Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

January 15, 2020

Re:	Jet Token Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed December 12, 2019

File No. 024-11103

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of January 10, 2020 regarding Amendment No. 1 to the Offering Statement of Jet Token Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Form 1-A filed December 12, 2019 Summary

Our Company, page 5

1.	We note your response to our prior comment 3. Please revise your disclosure here and throughout your offering circular to delete references to your intent to submit a no action letter concerning the token or that you are seeking guidance from the Securities and Exchange Commission. Instead, limit your disclosure to state that you plan to structure the token to be in compliance with applicable law, including the federal securities laws. Please add a risk factor indicating that if you cannot structure the token in accordance with applicable law, you may not be able to proceed with your business as planned.

The Company has added disclosure as requested by the Staff. Please see “Summary—Our Company, “Risk Factors – If we are not able to structure our Jet Token in accordance with applicable law, including federal securities laws, we may not be able to proceed with our business as planned” and “The Company’s Business.”

Plan of Distribution and Selling Securityholders, page 40

2.	We note your response to comment 10 that StartEngine Primary, LLC is acting as the placement agent, intends to solicit investors, will receive a brokerage fee of 7.0% on the amount raised from the sales of the Non-voting Common Stock, as well as warrants to purchase up to 5.0% of the Non-voting Common Stock sold, and that it will utilize the platform provided by its affiliate to process the sale of the securities. In light of these facts, please identify StartEngine Primary as an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or tell us why you do not believe this is necessary.

The Company has revised its disclosure as requested by the Staff. Please see “Plan of Distribution and Selling Securityholders.”

Forum Selection Provision, page 42

3.	We note your response to our prior comment 11. We note that your disclosure states that that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please ensure that the exclusive forum provision in the subscription agreement states this clearly.

The Company has revised Section 6 of the form of Subscription Agreement to add the requested language.

If you have additional comments or questions, please feel free to contact me at

heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen

Heidi Mortensen

Counsel

CrowdCheck Law LLP

cc:	Scott Anderegg, Securities and Exchange Commission

George Murnane, Jet Token Inc.

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